Exhibit 99.1

Fanhua Announces Its “521 Development Plan”

GUANGZHOU, China, June 14, 2018 (GLOBENEWSWIRE) – Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent financial services provider operating in China, today announced that its board of directors (the “board”) has approved a “521 Development Plan”, aimed at achieving its goals of generating RMB2 billion annual net income and RMB10 billion annual first year premiums of life insurance business after five years. The board is confident this will further strengthen its cash generation capabilities and allow Fanhua to pay steady dividends.

Pursuant to the 521 Development Plan, Fanhua intends to set up a “Fanhua Entrepreneurial Fund”, or the Fanhua Fund, to invest in the Company’s stocks. At least 10% of the total subscription cost of the Fanhua Fund will be contributed by the eligible participants and the remaining portion will be funded by loans granted to the participants by the Company, which will bear interest at a rate of 8% per annum. American depositary shares representing 20 ordinary shares of the Company (“ADS”) held by the Fanhua Fund will be pledged to the Company to secure the payment of loans by the participants.

The Fanhua Fund will consist of three components, Fanhua Fund A, Fanhua Fund B and Fanhua Fund C.

Fanhua Fund A will be used to purchase 5 million ADSs of the Company, and will be available to 800 of Fanhua’s existing entrepreneurial team leaders. These participants must fulfill a performance goal to double the amount of new life insurance premiums they bring in after three years , which we anticipate will result in RMB5 billion in annual new insurance premiums by the end of 2021 and RMB6.5 billion by the end of 2023.

Fanhua Fund B will be used to purchase 5 million ADSs of the Company, and will be available to the general managers of Fanhua’s 27 provincial branches or subsidiaries. These participants must fulfill performance goals to recruit a certain number of new entrepreneurial sales teams, which we anticipate will result in an additional RMB4 billion in annual new insurance premiums by the end of 2023.

Fanhua Fund C will be used to purchase 4 million ADSs of the Company, and will be available to key managerial personnel at all levels, excluding senior management. The participants must fulfill performance goals to provide all necessary support towards achieving the overall target of the 521 Development Plan.

Each of the ADSs held by either fund will be subject to a five-year lock-up period. At the end of this period, if a participant has met his or her performance goals they will be able to enjoy the full increase in the value of the ADSs. If they fail to achieve their performance goals, the gains they receive will be proportionally adjusted downwards.

In the meantime, as part of the Company’s 521 Development Plan, management of Fanhua, consisting of the Chief Executive Officer and Chairman, Chunlin Wang, and Chief Financial Officer, Peng Ge, and certain members of its board of directors, intend to use their personal funds to purchase 1 million ADSs of the Company.

Of the 14 million ADSs available to participants in any Fanhua Fund and the 1 million ADS to be purchased by management and board members, 8.5 million ADSs will be purchased from a principal shareholder at $29.0 per ADS, representing the average closing price of the 30 trading days prior to June 14, 2018, pursuant to share transfer agreements entered into between companies established on behalf of the participants of Fanhua Fund (the “Employee Companies”) and the shareholder on June 14, 2018. The remaining 6.5 million ADSs will be issued to the Employee Companies at the same price. The newly issued ADSs will represent 9.1% of the expanded share capital outstanding post-closing. These transactions are expected to close by the end of 2018, subject to customary closing conditions.

The Company anticipates the impact of the Fanhua 521 Development Plan on its financial statements will be as follows:

i) a maximum of US$365.4 million loans are expected to be granted to the participants by the Company for the purchase of 14 million ADSs in the Fanhua Fund. As a result, the Company will see a cash outflow of approximately US$176.9 million, net of cash to be received from the participants for the purchase of the newly issued shares;

ii) as the loans will bear interest at a rate of 8% per annum, the Company expects the interest income from the loans will offset the decline in investment income due to decrease in available cash for short term investments;

iii) the interest rate of the loans is determined with reference to fair market prices and therefore, according to the Company’s preliminary assessment, no material expenses will be incurred as a result of the 521 Development Plan.

Mr. Chunlin Wang, Chief Executive Officer and Chairman of the Company, commented: “With the expanding middle class, rising disposable income of China’s residents, pricing deregulation on insurance products and the further opening of the financial service sector in China, we expect the insurance penetration and density ratio to increase significantly and the life insurance market to see a double-digit growth within the next ten years. Amid this backdrop, Fanhua, as the largest independent insurance distribution company, must make bold strategic deployments to ensure that we become the biggest beneficiary of the emerging growth opportunities in the life insurance industry.

“Fanhua has made a series of major strategic adjustments to pivot our focus towards our life insurance business. As a result, Fanhua has recorded strong growth in its life insurance business in the past three years, with first year insurance premiums from its life insurance business climbing from RMB266 million in 2015 to RMB2.5 billion in 2017. With the extensive sales network coverage and proven operational capability of our life insurance operations, we are well positioned to capture opportunities for rapid development. Built upon this solid foundation, the board and management believe that it is imperative for us to take bold actions and seize the market opportunities to grow Fanhua’s annual first year life insurance premium sales to over RMB10 billion.

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“The 521 Development Plan enables us to mobilize all of our manpower, material and financial resources to focus on the growth of the highly valuable long-term life insurance business, which can bring in strong and steady cash flow to the Company. It allows us to fully capitalize our position as the only independent insurance intermediary company in China publicly-listed in the main board of any stock exchanges and we believe that it will be a powerful weapon to incentivize our existing sales teams to uphold their entrepreneurial ambitions, attract more talents in the insurance industry to join Fanhua and inspire our key managers at all levels. This will enable us to build a strong competitive barrier against all future followers.

“We have strong cash position and expect stronger cash generation capabilities as a result of the 521 Development Plan. Therefore, we remain committed to paying regular cash dividends to shareholders.”

About Fanhua Inc.

Fanhua Inc., formerly known as CNinsure Inc., is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services provided by over 90 insurance companies to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include:(1) CNpad, a mobile sales support application; (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China and (4) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices.

As of March 31, 2018, our distribution and service network consisted of 683 sales and service outlets covering 30 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

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Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Contact: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.

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